Mail Stop 3561

February 16, 2010

Mr. Steven G. Miller
Chief Executive Officer
Big 5 Sporting Goods Corporation
2525 East El Segundo Boulevard
El Segundo, California 90245

> **Re: Big 5 Sporting Goods Corporation**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2008**
> **Filed February 27, 2009**
> **File No. 000-49850**

Dear Mr. Miller:

    We have completed our review of your Annual Report on Form 10-K for the fiscal year ended December 28, 2008 and have no further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director